SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER, 2002
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes        No  X
                                      ----      ----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          N/A
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Description of document filed:  AMVESCAP Purchases Whitehall Asset Management,
                                Inc. Private Wealth Manager To Integrate Into Atlantic Trust

AMVESCAP PLC
966033
IMMEDIATE RELEASE  29 OCTOBER 2002
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942


AMVESCAP Purchases Whitehall Asset Management, Inc.

Private Wealth Manager To Integrate Into Atlantic Trust

London - October 29, 2002 - AMVESCAP PLC announced today that it has agreed to acquire private wealth manager Whitehall Asset Management, Inc. and certain affiliates from The Industrial Bank of Japan Trust Company. Whitehall has approximately $1.5 billion in assets under management.

With offices in New York, Whitehall traces its roots back to 1923 when it was first formed as part of J. Henry Schroder Bank & Trust Company. Its operations will be integrated with those of Atlantic Trust Private Wealth Management, the Private Wealth Management division of AMVESCAP.

"This is consistent with our stated growth plans of making strategic acquisitions combined with organic growth," said Donald J. Herrema, chairman and CEO of Atlantic Trust Private Wealth Management. "We welcome the clients and professional staff of Whitehall Asset Management, Inc to Atlantic Trust."

"I can't think of a better home for this firm than the AMVESCAP Group---a firm solely committed to investment management," said Marc Keller, President, Whitehall Asset Management, Inc. "It's important to our clients and my colleagues to be associated with a leading asset management company."

Whitehall Asset Management, Inc., acquired by The Industrial Bank of Japan, Limited (now Mizuho Corporate Bank) in 1986, is also comprised of what previously were Delphi Asset Management, L.P. (acquired in 1998) and Campbell Advisors, Inc. (acquired in 1999). Whitehall Asset Management, Inc is also the advisor to The Whitehall Funds with assets of $230 million.

De Guardiola Advisors acted as financial advisor to AMVESCAP in this transaction. Cambridge International Partners, Inc. acted as the financial advisor to The Industrial Bank of Japan Trust Company.

About Atlantic Trust Private Wealth Management
Atlantic Trust Private Wealth Management, a division of AMVESCAP, is a leading investment services firm that provides comprehensive asset management and financial advisory services to private clients around the world. With $8.2 billion in assets under management (as of September 30, 2002), Atlantic Trust Private Wealth Management manages wealth for individuals and families, and provides asset management services to foundations and endowments. In 2001, Boston-based wealth management firm Pell Rudman was acquired to serve as the foundation of the North American operations, Atlantic Trust Pell Rudman. INVESCO's Private Portfolio Management Limited joined the division in 2002 as the foundation of Atlantic Trust's European operations under the name Atlantic Wealth Management Limited. Atlantic Trust Private Wealth Management services include investment management, asset allocation, trust services, custody and family office solutions. Atlantic Trust Private Wealth Management has offices in Boston, New York, Washington, D.C., Winston-Salem, Baltimore, Wilmington, Denver, Atlanta, Palm Beach, London, and Jersey. For more information, please visit http://www.atlantictrustco.com/.

About AMVESCAP
AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of products for individual and institutional clients in more than 100 countries. The company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol AVZ. For more information, please visit http://www.amvescap.com.

For further information:

Contact: Bill Hensel                                     Marsha Askins
         Director of Media Relations                     Marketing &
                                                         Communications Director
         AMVESCAP                                        Atlantic Trust
Phone:   404-479-2886                                    212-259-3820
Fax:     404-962-8238                                    212-259-3888
E-mail:  bill_hensel@amvescap.com
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         maskins@atlantictrustco.com

                                  SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 29TH OCTOBER, 2002                 By  /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary